FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated May 8, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 26 April and 7 May 2024 (both inclusive).

The cash amount of the shares purchased to 7 May 2024 as a result of the execution of the Buy-back Programme amounts to 938,013,624 Euros, which represents approximately 64.3% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
26/04/2024	SAN	Purchase	XMAD	98,565	4.8605
26/04/2024	SAN	Purchase	CEUX	1,435	4.8000
29/04/2024	SAN	Purchase	XMAD	2,099,874	4.7479
29/04/2024	SAN	Purchase	CEUX	455,946	4.7461
29/04/2024	SAN	Purchase	TQEX	123,634	4.7467
29/04/2024	SAN	Purchase	AQEU	320,546	4.7438
30/04/2024	SAN	Purchase	XMAD	7,099,323	4.6059
30/04/2024	SAN	Purchase	CEUX	1,671,568	4.6199
30/04/2024	SAN	Purchase	TQEX	424,504	4.6051
30/04/2024	SAN	Purchase	AQEU	804,605	4.6065
02/05/2024	SAN	Purchase	XMAD	1,665,368	4.5636
02/05/2024	SAN	Purchase	CEUX	555,168	4.5644
02/05/2024	SAN	Purchase	TQEX	116,228	4.5632
02/05/2024	SAN	Purchase	AQEU	163,236	4.5638
03/05/2024	SAN	Purchase	XMAD	2,494,189	4.5444
03/05/2024	SAN	Purchase	CEUX	650,105	4.5568
03/05/2024	SAN	Purchase	TQEX	84,653	4.5532
03/05/2024	SAN	Purchase	AQEU	171,053	4.5559
06/05/2024	SAN	Purchase	XMAD	1,139,948	4.5480
06/05/2024	SAN	Purchase	CEUX	252,775	4.5324
06/05/2024	SAN	Purchase	TQEX	31,196	4.5344
06/05/2024	SAN	Purchase	AQEU	76,081	4.5323
07/05/2024	SAN	Purchase	XMAD	2,098,090	4.6838
07/05/2024	SAN	Purchase	CEUX	649,080	4.6764
07/05/2024	SAN	Purchase	TQEX	85,315	4.6873
07/05/2024	SAN	Purchase	AQEU	167,515	4.6805
			TOTAL	23,500,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 8 May 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 26/04/2024 and 07/05/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-26-abril-a-05-mayo-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 8, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance